SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )1

Siguler Guff Small Business Credit Opportunities Fund, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

None
(CUSIP Number)

Siguler Guff & Company, LP	Ropes & Gray LLP
825 Third Avenue, 10th Floor	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Ilomai Kurrik	Attn: Michael G. Doherty, Esq.
Tel: (212) 332-5100	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Butler Conservation Fund, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,920 *
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,920 *
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,920 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.92% *
14.		TYPE OF REPORTING PERSON CO

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by the Reporting Person as of the filing date of this Schedule 13D of  a limited partnership interest in Siguler Guff  Small Business Credit Opportunities Fund, LP (the “Fund”) representing 29.92% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer.  The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Siguler Guff Small Business Credit Opportunities Fund, Inc.  (the “Issuer”).  The Issuer’s principal executive office is located at 825 Third Avenue, 10th Floor, New York, NY 10022.

Item 2.                      Identity and Background.

(a) This Schedule 13D is being filed by Butler Conservation Fund, Inc. (the “Reporting Person”).  The name  of each director and executive officer of the Reporting Person and the principal business or residence address and principal occupation of each such individual, if other than with respect to the Reporting Person, is set forth in Schedule A hereto.

(b) The principal business address of the Reporting Person is 60 Cutter Mill Road, Suite 214, Great Neck, NY  11021.

(c) The Reporting Person is a Section 501(c)(3) exempt private foundation engaged in the conservation, restoration and protection of the environment.

 (d)–(e)  During the last five years, no person named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is incorporated in Massachusetts.  Each individual named in Schedule A hereto is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

As further described in Item 4 below, the Reporting Person subscribed for a limited partnership interest in the amount of $5,000,000 in Siguler Guff  Small Business Credit Opportunities Fund, LP (the “Fund”), constituting 29.92% of the Fund’s limited partnership interests. To date the Reporting Person has contributed $3,650,000 of its $5,000,000 subscription, pursuant to capital calls made by the general partner of the Fund.  The source of funds for such purchase was the working capital of the Reporting Person.

Item 4.                      Purpose of Transaction.

The Fund is the direct beneficial owner of all of the outstanding shares of Common Stock of the Issuer. The Issuer is a closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940.  The Issuer filed a Registration Statement on Form 10 with the Securities and Exchange Commission to register the Common Stock under Section 12(g) of the Act. The Common Stock is not traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.  The Fund offered and sold limited partnership interests to investors, including the Reporting Person, in an offering exempt from the registration requirements of the Securities Act of 1933, as amended , pursuant to Section 4(a)(2) and Regulation D thereof.  The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund, and therefore may be deemed to indirectly beneficially own such number of shares as is represented by their respective capital percentages of the Fund.  The Issuer was inactive until it commenced business on October 13, 2015.

The Reporting Person has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 5.                      Interest in Securities of the Issuer.

(a) – (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover page to this Schedule 13D.

(c)   Not applicable.

(d)	Not applicable.
(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As referred to in Item 4 above, as a limited partner of the Fund, pursuant to the Fund’s limited partnership agreement, the Reporting Person has the right to direct the voting of the shares of Common Stock attributable to the Reporting Person’s interest in the Fund.

Item 7.                      Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 15, 2016

BUTLER CONSERVATION FUND, INC.

By:	/s/ Ilomai Kurrik
Name: Ilomai Kurrik Title: Attorney-in-Fact

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BUTLR CONSERVATION FUND, INC.

1.	Gilbert Butler – Director, President and Treasurer of the Reporting Person

Black River Management Company
60 Cutter Mill Road, Suite 214
Great Neck, NY  11021

Founder and CEO

2.	Anthony P. Grassi – Director and Chairman of the Reporting Person

363 Belfast Road
Camden, Maine  04843

3.	Christopher Elliman – Director and Vice President of the Reporting Person

Open Space Institute
1350 Broadway, Suite 201
New York, NY  10018-7799

President and CEO

4.	Dana Beach – Director of the Reporting Person

Coastal Conservation League
328 East Bay Street
P.O. Box 1765
Charleston, SC  29403

Executive Director

5.	Peter Lehner – Director of the Reporting Person

530 East 86th Street, Apt. 14A
New York, NY  10028

6.	Kristine Tompkins – Director of the Reporting Person

Conservacion Patagonica
1606 Union Street
San Francisco, CA  94123

Founder and President

7.	Tomer Inbar – Secretary and Clerk of the Reporting Person

Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, NY  10036

Partner, Law Firm

8.	Dhruvika Patel Amin – Executive Vice President of Finance, Accounting and Administration of the Reporting Person

Black River Management Company
60 Cutter Mill Road, Suite 214
Great Neck, NY  11021

Vice President of Finance and Administration